Exhibit 99.5

1 CEO Address AGM 2008 24 November 2008 www.progen-pharma.com

2 Recent Progen Developments Cell Proliferation:- PG11047 Phase 1 trials- Dose escalation study PG11047 monotherapy- Dose escalation PG11047 combination dosing study - 400-Series preclinical development Epigenetics: Created a Leadership position - Development of first molecules to inhibit LSD-1 - Expansion of LSD-1 portfolio of hits Anti-angiogenesis: - Selection of lead oncology compound from 500 series - Efficacy in angiogenesis and metastasis and inhibits tumor growth - Presented at 2008 AACR conference, San Diego, California - Development of compounds with potential effiicacy in other indications Corporate: - Setting up for sale of Pharmasynth (manufacturing operation) - Spin out Progen’s Contract Manufacturing Operations - Profitability target of FY2008/09 www.progen-pharma.com

3 Progen Today Continuously create improved outcomes for cancer patients by driving the development of novel cancer treatments ANGIOGENESIS PG545 Heparanase Discovery Program EPIGENETICS Preclinical dual inhibitors LSD1 discovery program CELL PROLIFERATION PG11047 CONTINUOUS PORTFOLIO EXPANSION M&A and inlicensing www.progen-pharma.com

4 Progen Technology Portfolio Angiogenesis Technology Label Discovery Early Preclinical Late Preclinical Phase 1 Phase 2 Phase 3 PG500 Series Cell Proliferation Heparanase Discovery PG 11047 PG 11000 Series Epigenetics LSD1 Discovery www.progen-pharma.com

5 Strategic Objectives, subject to independent review 1. Diligently review and pursue current proposals to create the most value for shareholders that will leverage all assets: - Technologies Core - Capabilities - Cash balance 2. Drive 500 series to IND and competitive positioning 3. Drive PG11047 through Phase 1 and clinical proof of concept 4. Accelerate LSD1 (epigenetic) inhibitor program to remain in the lead and partner early with a collaboration partner 5. Develop world’s first oral small molecule heparanase inhibitor and partner early with a collaboration partner - As per Beerworth Report Recommendation www.progen-pharma.com

6 Current Active Porfolio 3 Technology Platforms: - Angiogenesis - Cell proliferation - Epigenetics www.progen-pharma.com

7 Angiogenesis Technology Platform 1. PG500 Series Past Year Achievements: PG545 chosen as lead oncology candidate with PG562 as back-up oncology product and other indications Plans for next year: Further efficacy, toxicity, pharmacokinetic studies underway to prepare for IND in oncology and possibly one other IND for a separate indication 2. Heparanase Discovery Program Past Year Achievements: High throughput screening was successfully completed with more than a dozen hits Plans for next year: Hit confirmation studies are ongoing and chemistry will begin next year to develop a range of potential drug candidates www.progen-pharma.com

8 PG500 Series Program Status Strong in vitro profile against angiogenetic growth factors Efficacy signal in aggressive B16 animal tumor xenograft model Effective at halting tumor lung metastasis in animal model Control PG545 - PG545 has the strongest efficacy profile of the PG500 series - Safety, pharmacokinetic and bioassay development are underway - PG562 has been chosen as a back-up compound www.progen-pharma.com PI-88 PG517 PG518 PG536 PG537 PG545 PG546 PG547 PG554 PG561 PG562 20 18 16 14 12 10 8 6 4 2 0 FGF2 VEGF FGF1  0.45 0.40 0.35 0.30 0.25 0.20 0.15 0.10 0.05 0.00  TGI = 80% TGI = 82% 0 5 10 15 Control PG545 0.5 mg/kg PG545 2.5 mg/kg B16 Melanoma (solid) Control   PG545

9 Cell Proliferation Technology Platform 1. PG11047 Past Year Achievements: Phase 1 clinical development programs reinstated Plans for next year: Completion of Phase 1 programs. Completion of subset cancer cell line analysis. Decision to move forward to Phase 2 and its implementation www.progen-pharma.com cell proliferation Nucleus cell growth Angiogenesis Tumo cells Blood vessel  Epigenetics Histone modification DNA

10 Summary of PG 11047 Phase 1 Program Phase 1 Advanced refractory solid tumors - Phase 1 monotherapy (Univ. of Chicago) is being re-instated; - Current dose is 750 mg (once weekly for 3 out of 4 weeks), projected completion in Q2 2009 Phase 1 Advanced solid tumors (in combinations) - Phase 1 combination study with four standard chemotherapies (US Oncology) has been re-instated - Combinations with docetaxel and Gemzar reached DLT Combinations with Tarceva and Avastin are still dose escalating; current dose is 450 mg - Additional arms of Sutent, Cisplatin and 5FU have been added - Projected completion in Q4 2009 www.progen-pharma.com

11 Analyses of PG11047’s activity on different cancer cell lines has been initiated to identify potential target populations Select oncology indication Select subgroup that will respond best based on cell line activity Target Population A subgroup strategy may provide an opportunity for faster registration based on: - Stronger efficacy signal - Orphan drug and/or Fast-track designations - IP expansion on specific target subpopulations www.progen-pharma.com

12 Epigenetics technology platform 1. PG1100 Series Past Year Achievements: Identified several polyamine compounds that have epigenetics activity as well Plans for next year: Further efficacy, toxicity, pharmacokinetic studies underway to select a preclinical candidate 2. LSD1 Discovery Program Past Year Achievements: First published anti-cancer LSD1 inhibitors Plans for next year: Screen new chemistry against LSD1 and identity series to move forward into early preclinical development and compound expansion through further medicinal chemistry development. www.progen-pharma.com

13 Epigenetic vs Cell Proliferation Activity Epigenetic Activity Cell Proliferation Activity www.progen-pharma.com LSD1 Discovery Program PG11000s PG11047

14 Epigenetics: More than the Sum of Genes Epigenetics is about the switching certain genes off or on, processes that go wrong in cancer Progen has a portfolio of many compounds targeting gene expression mechanisms in preclinical development Genetically identical Cats with different coat colors driven by epigenetic processes www.progen-pharma.com

15 Epigenetics is an exciting area of new investment - 2004 — Merck buys Aton Pharma for $125.5M (Zolinza — 1st HDAC to get FDA approval for T-cell lymphoma) - 2005 — Syndax founded to pursue epigenetics in general but HDAC in particular (Recent Series A : $40M Domain, MPM, Pappas, Avalon, Forward) - 2007 — Eisai buys MGI Pharma for $3.9B (Dacogen — haematological tumors) - 2007 — Cellgene buys Pharmion for $2.9B (Vidaza — haematological tumors) - 2008 — Constellation Pharmaceuticals founded (Series A : $32M Third Rock, Venrock, The Column Group, Altitude) - 2008 — EpiZyme founded (unspecified Funding: MPM, Kleiner Perkins Caufield & Byers) www.progen-pharma.com

16 Histone Lysine Specific Demethylase (LSD1) - LSD1 is a key enzyme involved in re-activation of tumor suppressor genes - Histone methylation is a dynamic process under enzymatic control similar to the other known post-translational histone modifications. It has been studied extensively with the HDAC inhibitor programs in many big pharma and biotech companies. - Epigenetics validated by HDAC inhibitors. Merck’s Zolinza has been approved and there are more than a dozen HDAC development programs underway. - LSD1 represents the NEXT epigenetic target after HDAC. - LSD1 is the first enzyme identified to specifically demethylate Lysine 4 of histone H3. - Progen has the FIRST published anti-cancer LSD1 inhibitors, ranking it currently as the leader in this new area of epigenetics. www.progen-pharma.com

17 Current Focus Of Epigenetic Programs PG11100 Current Status - PG 11100 series has strong cell proliferation AND epigenetic activity - PG 11400 series has strong cell proliferation and moderate to limited epigenetic activity Choose Lead candidate Next Steps - Efficacy studies to match in vitro epigenetic activity with animal efficacy - Early stage toxicity animal studies - Balance efficacy and toxicity data with IP, CMC and bioassay considerations to decide on a lead series LSD1 Discovery Program Current Status - First specific LSD1 inhibitors published based on in vitro data and series patented Next Steps - Currently developing a LSD1 assay suitable for miniaturization and high-throughput screening - Synthesizing quantities of original series of compounds to re-test in vitro - Define animal efficacy and toxicity models for further testing of lead series of compounds Develop Lead Series www.progen-pharma.com

18 Milestones for CY2009 - 500 Series formal preclinical development - Confirmation 500 Series fit other indications - 100 Series formal preclinical development - 11047 Phase 2 decision and implementation with confirmed target patient population fit - Corporate initiatives www.progen-pharma.com